Exhibit 99.5


                                VOTING AGREEMENT

                  This VOTING AGREEMENT is made and entered into as of this ____ day of April, 2001 by and between ____________________, an individual residing at __________________________________________________ ("Shareholder"), and JATA
LLC, a New York limited liability company, with its principal place of business located at c/o Tashlik, Kreutzer, Goldwyn & Crandell P.C., 833 Northern Boulevard, Great Neck, New York 11221 ("JATA LLC"). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Asset Purchase Agreement (as hereinafter defined).

                  WHEREAS, Shareholder is a shareholder of VENTURIAN CORP., a Minnesota corporation with its principal place of business located at 11111 Excelsior Boulevard, Hopkins, Minnesota 55343 ("VENTURIAN"); and

                  WHEREAS, JATA LLC and VENTURIAN are parties to an Asset Purchase Agreement, dated as of April __, 2001 (the "Asset Purchase Agreement") pursuant to which substantially all of the assets of Napco International Inc. (a subsidiary of Venturian) are to be sold to JATA LLC; and

                  WHEREAS, VN Holdings LLC, a Delaware LLC of which Shareholder is a member, is presenting to VENTURIAN a proposal, subject to the consummation of the transactions contemplated in the Asset Purchase Agreement, to acquire VENTURIAN by merger (the "Going Private Transaction"); and

                  WHEREAS, it is contemplated that the transactions described in the Asset Purchase Agreement and the Going Private Transaction will be presented as a single proposal to a vote of the shareholders of VENTURIAN (the "Combined Proposal"); and

                  WHEREAS, it is contemplated that the terms of the transactions described in the Asset Purchase Agreement may be modified by JATA LLC (but in no event upon terms less favorable than the original terms) (the "Modified Offer") in response to a Board of Directors' recommendation of a Superior Proposal to the shareholders of VENTURIAN, and such Modified Offer will be presented to a vote of the shareholders of Venturian; and

                  WHEREAS, Section 8.5 of the Asset Purchase Agreement contemplates that all those persons listed in Schedule 8.5 of the Asset Purchase Agreement, will enter into this Agreement, agreeing to vote all shares of the common stock of VENTURIAN (the "VENTURIAN Common Stock") held by them, respectively, in favor of approval of the Combined Proposal or Modified Offer, as the case may be, and/or against the Superior Proposal; and

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                  WHEREAS, Shareholder is the owner of _______ shares of
VENTURIAN Common Stock;

                  WHEREAS, Shareholder may acquire additional shares of VENTURIAN Common Stock after the date hereof, whether by purchase, option exercise, warrant exercise, gift, stock dividend, stock split, reorganization, merger, consolidation, or other event that increases the number of shares of VENTURIAN Common Stock owned by Shareholder (currently owned and hereafter acquired shares of VENTURIAN Common Stock shall hereinafter be referred together as the "Shareholder Shares"); and

                  WHEREAS, Shareholder has determined that approval of the Combined Proposal or the Modified Offer, as the case may be, is in the best interests of VENTURIAN and the shareholders of VENTURIAN, including Shareholder, and fair to the shareholders of VENTURIAN, including Shareholder.

                  NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as set forth below.

1. At any meeting or written consent of the shareholders of Venturian occurring prior to such time as the Asset Purchase Agreement shall terminate or the transactions contemplated therein shall close, Shareholder agrees to vote all of the Shareholder Shares in favor of the Combined Proposal or the Modified Offer, as the case may be, and/or against a Superior Proposal.

2. Until such time as the Asset Purchase Agreement shall terminate or the transactions contemplated therein shall close Shareholder shall not sell, assign or transfer any of the Shareholder Shares unless the purchaser, assignee or transferee shall agree to enter into and be subject to a voting agreement containing substantially the same terms and provision as this Voting Agreement.

3. Notwithstanding any of the foregoing, Shareholder hereby appoints the secretary of JATA LLC, or any executive officer of JATA LLC designated by such secretary for the purposes hereof, attorney and proxy, with full power of substitution in each of them, in the name and stead of Shareholder to vote as proxy all the Shareholder Shares for approval of the Combined Proposal or the Modified Offer, as the case may be, and/or against a Superior Proposal at any meeting of the shareholders of VENTURIAN held for the purposes, among other matters, of considering and voting on approval of the Combined Proposal or the Modified Offer and/or a Superior Proposal held prior to such time as the Asset Purchase Agreement shall terminate or the transactions contemplated therein shall close.

4. This Voting Agreement may be executed in two or more original counterparts, each

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         of which alone shall be deemed to be an original and all of which together shall be considered but one instrument.

5. This Voting Agreement and the construction and validity thereof shall be governed by the laws of the State of Minnesota. The invalidity of any provisions hereof shall not effect the validity of the remainder of this Voting Agreement.

6. This Voting Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

7. This Voting Agreement may be amended only by unanimous written consent of the parties hereto.

                  IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first set forth above.


                                        ----------------------------------------

                                            JATA LLC


                                        By:
                                            ------------------------------------




STATE OF          )
                  ) SS.:
COUNTY OF         )

                  On the ____ day of April, 2001 before me personally came _________________________ to me known to be the individual described in and who executed the foregoing instrument and acknowledged that he executed the same.


                                        --------------------------------
                                        Notary Public